Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated December 8, 2011

PRICING SUPPLEMENT No. 156 dated December     , 2011

(To Product Supplement No. 3 dated April 23, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Equity Linked Securities Upside Participation To A Cap And Buffered Downside

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

■  Linked to the S&P 500® Index

■   200% participation in the upside performance of the S&P 500 Index, subject to a capped value of 119.4% of the original offering price per note

■  Protection against a decline in the S&P 500 Index as long as the ending level has not declined by more than 10% from the starting level

■   Buffered downside exposure to decreases in the level of the S&P 500 Index in excess of 10% through operation of the multiplier of 1.1111, which will moderate decreases in the level of the S&P 500 Index in excess of 10%

■  Ending level of the S&P 500 Index based on the average closing level over a five-day calculation period shortly before stated maturity

■   Term of approximately 15 months

■   No periodic interest payments

■   May lose some, and possibly all, of the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-7.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	0.25%	99.75%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. If the notes were priced today, the agent discount and structuring and development costs would total approximately $3.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $7.00 per $1,000 note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Investment Description

The Notes Linked to the S&P 500® Index due March 15, 2013 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return if the level of the S&P 500 Index (the “Index”) increases from its starting level to its ending level, provided that the amount received per note will not be more than the capped value of 119.4% of the original offering price per note, (ii) return of principal if, and only if, the ending level of the Index does not decline by more than 10% from the starting level and (iii) buffered downside exposure to decreases in the level of the Index from the starting level if the ending level declines by more than 10% from the starting level through operation of the multiplier of 1.1111, which will moderate decreases in the level of the Index in excess of 10%, in each case subject to the credit risk of Wells Fargo. If the ending level declines by more than 10% from the starting level, you will lose some, and possibly all, of the original offering price of your notes.

The Index is an equity index that is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market.

You should read this pricing supplement together with product supplement no. 3 dated April 23, 2010, the prospectus supplement dated April 23, 2010 and the prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the product supplement.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

¡	Product Supplement No. 3 dated April 23, 2010 filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091843/d424b2.htm

¡	Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009 filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091748/d424b2.htm

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “500®” are trademarks of Standard & Poor’s and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

PRS-2

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Index and desire to enhance any increase in the Index, in each case subject to the capped value, want to protect against a decline of up to 10% in the Index and want to moderate any decline in the Index that is greater than 10% by:

☐	participating 200% in any increase in the ending level over the starting level, subject to the capped value of 119.4% of the original offering price per note;

☐	protecting against any decline in the Index, as long as the ending level has not declined by more than 10% from the starting level; and

☐	moderating any decline in the Index that is greater than 10% of the starting level through the operation of the multiplier;

¡

understand that the ability of the multiplier to moderate any decline in the Index is progressively reduced as the ending level of the Index declines because the multiplier only acts to increase the performance of the Index on a percentage basis;

¡

understand that if any decline in the ending level is more than 10% of the starting level, they will be exposed to the decrease in the Index from the starting level, subject to the moderating effect of the multiplier, and will lose some, and possibly all, of the original offering price of the notes;

¡

seek exposure to the performance of the Index measured using an ending level equal to the average closing level of the Index over a five-day calculation period occurring shortly before stated maturity;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease more than 10% from its starting level;

¡	seek full exposure to the upside performance of the Index;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek exposure to the upside performance of the Index as measured solely on one day shortly before the stated maturity date;

¡	seek current income;

¡	are unwilling to accept the risk of exposure to the United States equity market;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

PRS-3

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Terms of the Notes

Market Measure:	S&P 500 Index (the “Index”)

Pricing Date:	December 8, 2011*

Issue Date:	December 15, 2011*

The “redemption amount” per note will equal: • If the ending level is greater than the starting level: the lesser of: (i) the original offering price per note plus:
Redemption Amount:	[	original offering price per note x	[	ending level – starting level starting level	]	x participation rate	]	; and

(ii)    the capped value;

• If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level: the original offering price per note; or

• If the ending level is less than the threshold level:

[	original offering price per note x	ending level starting level	x multiplier	]

If the ending level is less than the threshold level, you will lose some, and possibly all, of the original offering price of your notes.

Stated Maturity Date:	March 15, 2013*, subject to postponement if a market disruption event occurs or is continuing.

Starting Level:	, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be equal to the five-day arithmetic average of the closing level of the Index on the calculation days occurring during the calculation period.

Capped Value:	The “capped value” is 119.4% of the original offering price per note ($1,194 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Level:	, which is equal to 90% of the starting level.

Participation Rate:	200%

Multiplier:	1.1111

*	To the extent that we make any change to the expected pricing date or expected issue date, the calculation days and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-4

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Terms of the Notes (Continued)

Calculation Days:	March 4, 2013, March 5, 2013, March 6, 2013, March 7, 2013 and March 8, 2013*, provided, however, if any such day is not a trading day, such calculation day will be the next succeeding trading day on which another calculation day does not occur or is not deemed to occur. A calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Period:	The “calculation period” means the period comprised of the five calculation days.

Calculation Agent:	Wells Fargo Securities, LLC

Material Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Index. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service (the “IRS”)), you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-20 of the product supplement.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering, among other things, whether holders of instruments such as the notes should be required to accrue ordinary income on a current basis, whether additional gain or loss upon the sale or maturity of such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to

*	To the extent that we make any change to the expected pricing date or expected issue date, the calculation days and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-5

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Terms of the Notes (Continued)

such instruments. Similarly, the IRS and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could, in any case, increase the likelihood that you will be required to accrue income over the term of an instrument such as the notes even though you will not receive any payments with respect to the notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-19 of the product supplement and to consult your own tax advisor.

Agent:	Wells Fargo Securities, LLC, acting as principal. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 0.25% of the original offering price of the notes.

Supplemental Plan of Distribution:	The notes may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan, but may not be offered or sold in Taiwan. See “Plan of Distribution” in the prospectus supplement for additional selling restrictions.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RGT2

PRS-6

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Risk Factors

The risks set forth below are discussed more fully in the product supplement.

•	You May Lose Up To All Of Your Investment.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-7

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on the capped value of 119.4% or $1,194 per $1,000 note, a participation rate of 200% and a threshold level equal to 90% of the starting level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and the term of your investment.

PRS-8

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), assuming hypothetical starting levels and ending levels as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Hypothetical starting level: 1258.47

Hypothetical ending level: 1350.00

Since the hypothetical ending level is greater than the hypothetical starting level, the redemption amount would equal:

$1,000 +	$1,000	x	1350.00 – 1258.47	x 200%	= $	1,145.46
1258.47

On the stated maturity date you would receive $1,145.46 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Hypothetical starting level: 1258.47

Hypothetical ending level: 1400.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	$1,000	x	1400.00 – 1258.47	x 200%	= $	1,224.92
1258.47

On the stated maturity date you would receive $1,194 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending level is greater than the starting level, you will participate in the performance of the Index at a rate of 200% up to a certain point. However, the effect of the participation rate will be progressively reduced for ending levels that are greater than 109.7% of the starting level since your return on the notes for any ending level greater than 109.7% of the starting level will be limited to the capped value.

PRS-9

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is equal to the original offering price:

Hypothetical starting level: 1258.47

Hypothetical ending level: 1200.00

Hypothetical threshold level: 1132.62, which is 90% of the hypothetical starting level.

Since the hypothetical ending level is less than the hypothetical starting level, but not by more than 10%, you would not lose any of the original offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 4. Redemption amount is less than the original offering price:

Hypothetical starting level: 1258.47

Hypothetical ending level: 1000.00

Hypothetical threshold level: 1132.62, which is 90% of the hypothetical starting level.

Since the hypothetical ending level is less than the hypothetical starting level by more than 10%, you would lose a portion of the original offering price of your notes and receive the redemption amount equal to:

$1,000	x	1000.00	x 1.1111	= $	882.90
1258.47

On the stated maturity date you would receive $882.90 per $1,000 note.

The multiplier is used in the calculation of the redemption amount if the ending level is less than the threshold level. The effect of the multiplier in these circumstances is to provide a payment at maturity on the notes that is 11.11% greater than it would have been had it been based solely on the performance of the Index without the multiplier. In this example, although the ending level declined by 20.54% from the starting level (i.e., the ending level divided by the starting level is 0.7946), the redemption amount per $1,000 note is $882.90, which is 11.11% higher than the payment that would be received if the amount payable on the stated maturity date was based on the performance of the Index (i.e., $1,000 x 0.7946 or $794.60) without the multiplier. You should note that, as the performance of the Index declines, this outperformance of the notes relative to the performance of the Index declines as well, because the multiplier only acts to increase the performance on a percentage basis (e.g., if the ending level was 1100.00, the redemption amount would be $971.19 and a payment based on the performance of the Index without a multiplier would be $874.08, a difference of $97.11; whereas, if the ending level was 700.00, the redemption amount would be $618.03 and a payment based on the performance of the Index without a multiplier would be $556.23, a difference of only $61.80).

To the extent that the starting level and ending level differ from the levels assumed above, the results indicated above would be different.

PRS-10

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

Hypothetical Returns

The following table illustrates, for a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the hypothetical starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
1698.93	35.00%	$1,194.00	19.40%	14.71%
1636.01	30.00%	$1,194.00	19.40%	14.71%
1573.09	25.00%	$1,194.00	19.40%	14.71%
1510.16	20.00%	$1,194.00	19.40%	14.71%
1447.24	15.00%	$1,194.00	19.40%	14.71%
1384.32	10.00%	$1,194.00	19.40%	14.71%
1321.39	5.00%	$1,100.00	10.00%	7.78%
1258.47(2)	0.00%	$1,000.00	0.00%	0.00%
1195.55	-5.00%	$1,000.00	0.00%	0.00%
1132.62	-10.00%	$1,000.00	0.00%	0.00%
1069.70	-15.00%	$ 944.44	-5.56%	-4.52%
1006.78	-20.00%	$ 888.88	-11.11%	-9.21%
943.85	-25.00%	$ 833.32	-16.67%	-14.07%
880.93	-30.00%	$ 777.77	-22.22%	-19.14%
(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting level. The actual starting level will be determined on the pricing date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting level and ending level.

PRS-11

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

The S&P 500 Index

The Index is an equity index that is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market. See “The S&P 500 Index” in Annex A to the product supplement for information about the S&P 500 Index. Wells Fargo & Company is one of the companies currently included in the S&P 500 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the S&P 500 Index at any time from Bloomberg under the symbol “SPX” or from the Standard & Poor’s website at www.standardandpoors.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Standard & Poor’s website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing levels of the S&P 500 Index in the period from January 1, 2001 to December 6, 2011. The closing level on December 6, 2011 was 1258.47.

PRS-12

Growth Securities Notes Linked to the S&P 500® Index due March 15, 2013

The S&P 500 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the S&P 500 Index for each quarter in the period from January 1, 2001 through September 30, 2011 and for the period from October 1, 2011 through December 6, 2011.

	High	Low	Period-End
2001
First Quarter	1373.73	1117.58	1160.33
Second Quarter	1312.84	1103.25	1224.42
Third Quarter	1236.71	965.80	1040.95
Fourth Quarter	1170.36	1038.55	1148.08
2002
First Quarter	1172.51	1080.17	1147.39
Second Quarter	1146.54	973.53	989.81
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1011.66	858.48	974.50
Third Quarter	1039.58	965.46	995.97
Fourth Quarter	1111.92	1018.22	1111.92
2004
First Quarter	1157.76	1091.33	1126.21
Second Quarter	1150.57	1084.10	1140.84
Third Quarter	1129.30	1063.23	1114.58
Fourth Quarter	1213.55	1094.81	1211.92
2005
First Quarter	1225.31	1163.75	1180.59
Second Quarter	1216.96	1137.50	1191.33
Third Quarter	1245.04	1194.44	1228.81
Fourth Quarter	1272.74	1176.84	1248.29
2006
First Quarter	1307.25	1254.78	1294.83
Second Quarter	1325.76	1223.69	1270.20
Third Quarter	1339.15	1234.49	1335.85
Fourth Quarter	1427.09	1331.32	1418.30
2007
First Quarter	1459.68	1374.12	1420.86
Second Quarter	1539.18	1424.55	1503.35
Third Quarter	1553.08	1406.70	1526.75
Fourth Quarter	1565.15	1407.22	1468.36
2008
First Quarter	1447.16	1273.37	1322.70
Second Quarter	1426.63	1278.38	1280.00
Third Quarter	1305.32	1106.39	1166.36
Fourth Quarter	1161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1071.66	879.13	1057.08
Fourth Quarter	1127.78	1025.21	1115.10
2010
First Quarter	1174.17	1056.74	1169.43
Second Quarter	1217.28	1030.71	1030.71
Third Quarter	1148.67	1022.58	1141.20
Fourth Quarter	1259.78	1137.03	1257.64
2011
First Quarter	1343.01	1256.88	1325.83
Second Quarter	1363.61	1265.42	1320.64
Third Quarter	1353.22	1119.46	1131.42
October 1, 2011 to December 6, 2011	1285.09	1099.23	1258.47

PRS-13